Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Amendment No. 1 to the Prospectus Supplement No. 759

to the Prospectus dated April 6, 2009,

and the Prospectus Supplement dated April 6, 2009

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$8,000,000
Fixed and Floating Rate Notes due 2021

We will pay a fixed rate of interest at a rate of 4.00% per annum monthly on the 18th day of each month, commencing on April 18, 2011 to, and including, March 18, 2013. After March 18, 2013, interest will be payable monthly on the 18th day of each month, commencing on April 18, 2013 to, and including, the stated maturity date (March 18, 2021) at a floating rate equal to the annual inflation rate, plus a spread of 2.00% (which we refer to as the “spread”), subject to the maximum rate described below. The annual inflation rate will be determined by the change in the level of the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (which we refer to as the “index”) over the one-year period that ends three months prior to the related interest payment date (which we refer to as the “annual inflation rate”). Every interest payment after March 18, 2013 will be capped at the maximum rate of 8.00% per annum. The notes will mature on the stated maturity date. On the stated maturity date, you will receive $1,000 for each $1,000 of your face amount.

We will calculate your monthly interest rate as follows for each interest period from and including March 18, 2013 to but excluding the stated maturity date (which we refer to as the “floating rate period”): on each interest determination date for an interest period we will first determine the annual inflation rate by calculating the percentage increase or decrease in the level of the index from the level as of the month that is fifteen months prior to the relevant interest payment date to the level as of the month that is three months prior to the relevant interest payment date. With respect to any given monthly interest period during the floating rate period, the interest rate applicable to your notes will equal the annual inflation rate with respect to that interest period, plus the spread. The interest rate will not be less than 0%. Interest payments on your notes during the floating rate period, if any, will reflect only the year-over-year percentage change in the index as measured monthly with respect to the floating rate period. If the annual inflation rate decreases (i.e., is negative for any annual period) by more than the spread of 2.00% for any monthly interest period during the floating rate period, you will receive no interest payments on your notes for such interest period.

The interest on your notes during the floating rate period will be a rate equal to:

•

If the annual inflation rate on the interest determination date for an interest period plus the spread is less than the maximum rate, the annual inflation rate on such interest determination date plus the spread; or

•	If the annual inflation rate on the interest determination date for an interest period plus the spread is equal to or greater than the maximum rate, the maximum rate.

During the floating rate period, even if the annual inflation rate as measured on an interest determination date plus the spread is greater than the maximum rate of 8.00% per annum, the notes will accrue only 8.00% per annum in the applicable interest period.

Original issue date:	March 18, 2011	Underwriting discount	2.65% of the face amount
Original issue price:	100.00% of the face amount	Net proceeds to issuer:	97.35% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2, as well as the “Additional Risk Factors Specific to Your Notes” on page S-9.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-9 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated March 18, 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Summary Information”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics (the “BLS”) of the U.S. Department of Labor (Bloomberg symbol, “CPURNSA”) or any successor service or page; see “The Index” on page S-19

Face amount: each note will have a face amount equal to $1,000; $8,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement but prior to the settlement date

Stated maturity date: March 18, 2021

Trade date: March 15, 2011

Original issue date (settlement date): March 18, 2011

Specified currency: U.S. dollars (“$”)

Denominations: $1,000 or integral multiples of $1,000 in excess thereof

Original issue discount notes: the notes will be subject to the special rules governing contingent payment debt obligations for United States federal income tax purposes

Form of notes: global form only

Fixed interest rate: for the fixed rate interest periods, interest on the notes will be 4.00% per annum

Fixed rate interest payment dates: monthly on the 18th of each month, commencing on April 18, 2011 to, and including, March 18, 2013

Fixed rate interest periods: monthly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed rate interest period) to but excluding the following fixed rate interest payment date (or March 18, 2013 in the case of the last fixed rate interest period)

Floating interest rate: for each floating rate interest period, interest on the notes will be the then-applicable annual inflation rate, determined on the relevant interest determination date, plus the spread, subject to the following:

•	if the annual inflation rate on an interest determination date plus the spread is equal to or greater than the maximum rate, the maximum rate;

•

if the annual inflation rate on an interest determination date plus the spread is less than the maximum rate but greater than 0%, the annual inflation rate on such interest determination date plus the spread; or

•	if the annual inflation rate on an interest determination date plus the spread is equal to or less than 0.00%, you will not receive an interest payment for such period

Maximum rate: 8.00% per annum

Base rate for the floating rate interest periods: the annual inflation rate (as described under “Specific Terms of Your Notes — Annual Inflation Rate” on page S-16)

Spread: 2.00%

Initial base rate: the annual inflation rate in effect on April 11, 2013

Floating rate interest payment dates: monthly on the 18th of each month, commencing on April 18, 2013 and ending on the stated maturity date

Floating rate interest periods: monthly; the periods from and including a floating rate interest payment date (or, in the case of the first floating rate interest period, the final fixed rate interest payment date) to but excluding the next succeeding floating rate interest payment date, or the stated maturity date, in the case of the final floating rate interest period, are each a floating rate interest period

Business day convention: following unadjusted; applicable to interest payment dates and interest reset dates

Interest determination dates: for each floating rate interest period, the fifth business day preceding the related interest reset date

Floating rate interest reset dates: the 18th of each month, commencing on April 18, 2013

Day count fraction: 30/360 (ISDA)

Regular record dates: the business day immediately preceding each interest payment date

Defeasance: not applicable

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

Business day: New York

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38143USM4

ISIN no.: US38143USM44

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HISTORICAL LEVELS OF THE INDEX AND

HYPOTHETICAL EXAMPLES

The following tables are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the method we will use to calculate the amount of interest accrued during each floating rate interest period.

Historical Information

Provided in the first table below are historical monthly levels of the index as reported by the BLS for the period from January 2006 to February 2011. Also provided in the first table below are the hypothetical interest rates for the monthly periods beginning January 2007 to February 2011 that would have resulted from the historical levels of the index presented below. The hypothetical interest rates do not take into account the effect of the maximum rate, which effect is shown in the second table below. We obtained the historical information included in the first table below from Bloomberg Financial Markets.

The historical levels of the index should not be taken as an indication of future levels of the index,

and no assurance can be given as to the level of the index for any period. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the annual inflation rate on the amount of interest payable to you on the notes during the floating rate period. However, the index may not increase or decrease during the floating rate period in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the index during the floating rate period, which we refer to as the volatility of the index, may be significantly different than the volatility of the index indicated in the table. As a result, the hypothetical interest rates depicted in the first table below should not be taken as an indication of the actual interest rates, if any, that may be paid on the floating rate interest payment dates. In addition, the amount of interest payable on the first floating rate interest payment date will be based, in part, on the level of the index for January 2013, which is twenty three months after the last historical data in the table below.

Year	Month	Historical Monthly CPI Level	Percentage Change from Prior-Year CPI Level	Hypothetical Interest Rates Based on Historical Index Levels (payable on the interest payment date that is 3 months following the date in Column 1)
2006	Jan	198.3	3.985%
2006	Feb	198.7	3.597%
2006	Mar	199.8	3.363%
2006	Apr	201.5	3.546%
2006	May	202.5	4.167%
2006	Jun	202.9	4.319%
2006	Jul	203.5	4.145%
2006	Aug	203.9	3.819%
2006	Sep	202.9	2.062%
2006	Oct	201.8	1.305%
2006	Nov	201.5	1.974%
2006	Dec	201.8	2.541%

Year	Month	Historical Monthly CPI Level	Percentage Change from Prior-Year CPI Level	Hypothetical Interest Rates Based on Historical Index Levels (payable on the interest payment date that is 3 months following the date in Column 1)
2007	Jan	202.416	2.076%	4.076%
2007	Feb	203.499	2.415%	4.415%
2007	Mar	205.352	2.779%	4.779%
2007	Apr	206.686	2.574%	4.574%
2007	May	207.949	2.691%	4.691%
2007	Jun	208.352	2.687%	4.687%
2007	Jul	208.299	2.358%	4.358%
2007	Aug	207.917	1.970%	3.970%
2007	Sep	208.49	2.755%	4.755%
2007	Oct	208.936	3.536%	5.536%
2007	Nov	210.177	4.306%	6.306%
2007	Dec	210.036	4.081%	6.081%
2008	Jan	211.08	4.280%	6.280%
2008	Feb	211.693	4.027%	6.027%
2008	Mar	213.528	3.981%	5.981%
2008	Apr	214.823	3.937%	5.937%
2008	May	216.632	4.176%	6.176%
2008	Jun	218.815	5.022%	7.022%
2008	Jul	219.964	5.600%	7.600%
2008	Aug	219.086	5.372%	7.372%
2008	Sep	218.783	4.937%	6.937%
2008	Oct	216.573	3.655%	5.655%
2008	Nov	212.425	1.070%	3.070%
2008	Dec	210.228	0.091%	2.091%
2009	Jan	211.143	0.030%	2.030%
2009	Feb	212.193	0.236%	2.236%
2009	Mar	212.709	-0.384%	1.616%
2009	Apr	213.240	-0.737%	1.263%
2009	May	213.856	-1.281%	0.719%
2009	Jun	215.693	-1.427%	0.573%
2009	Jul	215.351	-2.097%	0.000%
2009	Aug	215.834	-1.484%	0.516%
2009	Sep	215.969	-1.286%	0.714%
2009	Oct	216.177	-0.183%	1.817%
2009	Nov	216.330	1.838%	3.838%
2009	Dec	215.949	2.721%	4.721%
2010	Jan	216.687	2.626%	4.626%
2010	Feb	216.741	2.143%	4.143%
2010	Mar	217.631	2.314%	4.314%
2010	Apr	218.009	2.236%	4.236%
2010	May	218.178	2.021%	4.021%

Year	Month	Historical Monthly CPI Level	Percentage Change from Prior-Year CPI Level	Hypothetical Interest Rates Based on Historical Index Levels (payable on the interest payment date that is 3 months following the date in Column 1)
2010	Jun	217.965	1.053%	3.053%
2010	Jul	218.011	1.235%	3.235%
2010	Aug	218.312	1.148%	3.148%
2010	Sep	218.439	1.144%	3.144%
2010	Oct	218.711	1.172%	3.172%
2010	Nov	218.803	1.143%	3.143%
2010	Dec	219.179	1.496%	3.496%
2011	Jan	220.223	1.632%	3.632%
2011	Feb	221.309	2.108%	4.108%

For example, the hypothetical interest rate payable on the notes for the floating rate interest payment date falling on April 18, 2013, using the rates assumed below, would be 6.600% per annum. This hypothetical interest rate is calculated by inserting the following index levels into the interest rate formula described under “Specific Terms of the Notes — Annual Inflation Rate”:

CPI(t-3) = 219.964, which is assumed to be the index level for January 2013, the third calendar month prior to the interest payment date on April 18, 2013; and

CPI(t-15) = 208.299, which is assumed to be the index level for January 2012, the fifteenth calendar month prior to the interest payment date on April 18, 2013,

so to determine the annual inflation rate with respect to the interest payment date on April 18, 2013,

(219.964 — 208.299) / 208.299 = 5.600%

Since the year-over-year annual inflation rate for January 2013 is 5.600%, the interest rate for the interest payment due on April 18, 2013 would be

5.600% + 2.000% = 7.600% per annum, which is less than the maximum rate

The interest payment on April 18, 2013 would be $1,000 times 7.6%/12 (or $1,000 times 0.63%).

The annual inflation rates during the floating rate period, as well as the interest payable at each floating rate interest payment date, may bear little relation to the hypothetical table shown below or to the historical annual inflation rates shown in the table above, which will be two years old at the time of the first floating rate interest payment date. Before investing in the offered notes, you should consult publicly available information to determine the annual inflation rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each floating rate interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical final annual inflation rates calculated on a given interest determination date. The right column of the table below represents the hypothetical annualized interest, as a percentage of the face amount of each note, that would be payable on a given floating rate interest payment date, based on the corresponding hypothetical annual inflation rate. Thus, a hypothetical interest payment amount of 8.00% per annum with respect to a given floating rate interest payment date means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on such floating rate interest payment date would equal 8.00% per annum of the face amount of a note.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Maximum rate	8.00% per annum

Spread	2.00% per annum

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Annual Inflation Rate	Hypothetical Interest Amount Payable on a Floating Rate Interest Payment Date (Including the Spread)
On or after April 18, 2013 to the stated maturity date
(3.00%)	0.00%
(2.00%)	0.00%
(1.00%)	1.00%
0.00%	2.00%
2.00%	4.00%
3.00%	5.00%
4.00%	6.00%
6.00%	8.00%
6.50%	8.00%*
6.70%	8.00%*
7.00%	8.00%*

* Interest is capped at the maximum rate of 8.00% per annum for the interest payment dates on or after April 18, 2013.

We cannot predict the actual annual inflation rate on any day or the market value of your notes, nor can we predict the relationship between the annual inflation rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive at each floating rate interest payment date and the rate of return on the offered notes will depend on the actual annual inflation rates determined by the calculation agent for interest payment dates on or after April 18, 2013. Moreover, the assumptions on which the hypothetical tables are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each floating rate interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is, and the Price You May Receive for Your Notes May Be, Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different

(higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

In Periods of Deflation, the Interest Payable on Your Notes During the Floating Rate Period May Be Zero

The interest payment amount on the notes during the floating rate period is linked to year over year changes in the level of the index determined each year during the floating rate period (the annual inflation rate). If the annual inflation rate for each floating rate interest period decreases by more than the spread of 2.00%, which may occur when there is deflation, investors in the notes will receive no interest payments during the related floating rate interest periods. In no event, however, will the monthly interest rate be less than 0%.

The Interest Rate on the Notes During the Floating Rate Period May Be Below the Rate Otherwise Payable on Similar Floating Rate Securities Issued by Us

If there are only minimal increases, no changes or decreases in the annual inflation rate from month-to-month during the floating rate period, the interest rate on the notes may be below what we would currently expect to pay as of the date of this prospectus supplement if we issued a floating rate debt instrument with terms similar to those of the notes. As a result, even if you receive some interest payments during the floating rate period, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount of Interest Payable On The Notes In Certain Interest Periods Is Capped

For each floating rate interest period commencing on or after March 18, 2013, on the applicable interest determination date, the annual inflation rate plus the spread will be subject to the maximum rate of 8.00% per annum, which will limit the amount of interest you may receive on each floating rate interest payment date. Thus, you will not benefit from any increases in the annual inflation rate plus the spread above the maximum rate. Accordingly, the notes may provide more or less interest income than an investment in a similar instrument.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Interest Payment Amount During the Floating Rate Period is Linked to the Level of the Index on Specified Dates

The interest payment amount during the floating rate period is calculated based on the annual inflation rate, which is calculated based on the level of the index on each of the specified dates (i.e., three months and fifteen months, respectively, before each floating rate interest payment date, each an “observation date”), and therefore not the simple performance of the index during the floating rate period. As a result, the annual inflation rate may not accurately reflect the performance of the index during the floating rate period. For example, if the level of the index dropped significantly on each of the observation dates because of seasonality or any other factor, the annual inflation rate calculated for purposes of the interest payment amount during the floating rate period, if any, payable on your notes may be significantly less than it would have been had the amount been calculated using different dates. In addition, even if there is a dramatic increase in the level of the index immediately prior to the maturity of your notes, it will not be reflected in the annual inflation rate calculation because the last observation date will be three months prior to the final floating rate interest payment date, which is also the stated maturity date.

The Historical Levels of the Index and Annual Inflation Rates Are Not an Indication of Future Levels of the Index and Annual Inflation Rates

In the past, the level of the index and the annual inflation rate have experienced significant fluctuations. You should note that historical fluctuations and trends in the levels of the index and the annual inflation rate are not necessarily indicative of future levels of the index and annual inflation rates. Any historical upward or downward trend in the level of the index and the annual inflation rate is not an indication that the level of the index and annual inflation rate are more or less likely to increase or decrease at any time during the floating rate period, and you should not take the historical levels of the index and annual inflation rates provided elsewhere in this prospectus supplement as an indication of those measures’ future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the index level and annual inflation rate;

•	consumer confidence in the United States economy;

•	real or perceived scarcity of consumer goods, global trade imbalances, scarcity of energy resources, availability of raw materials, and other supply chain factors;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the index and annual inflation rate;

•	economic, financial, regulatory and political, military or other events that affect the level of the index and annual inflation rate generally.

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the index and annual inflation rate based on their historical fluctuations. The actual levels of the index and annual inflation rate over the life of the notes, as well as the interest payment amount during the floating rate period, if any, may bear little or no relation to the historical levels of the index or annual inflation rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the Level of the Index and Annual Inflation Rate Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the levels of the index and the annual inflation rate. Changes in the level of the index and annual inflation rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Interest Payment Amount During the Floating Rate Period is Linked to the Level of the Index on Specified Dates” and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us

As we discuss under “Use of Proceeds and Hedging” below, Goldman, Sachs & Co. and our other affiliates expect to engage or have engaged in trading activities related to the index that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index or any other factor that may affect the amount of interest that may be paid on any interest payment date during the floating rate period, could be adverse to your interests as a beneficial owner of your notes.

The Policies of the BLS and Changes that Affect the Index Could Affect the Interest Payment Amount on Your Notes During the Floating Rate Period and Their Market Value

The policies of the BLS concerning the calculation of the level of the index could affect the level of the index and, therefore, the annual inflation rate and the interest payment amount on your notes on any floating rate interest payment date and the market value of your notes before that date. The payment amount on your notes and their market value could also be affected if the BLS changes these policies, for example, by changing the manner in which it calculates the level of the index, or if the BLS discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the index level necessary to calculate the annual inflation rate is not available for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level and annual inflation rate — and thus the interest payment amount on your notes on any floating rate interest payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level, annual inflation rate and the interest payment amount on your notes during the floating rate period more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” below.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Floating Rate Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the index level in certain circumstances and determining the annual inflation rate which we will use to determine the amount we will pay on any applicable floating rate interest payment date. See “Specific Terms of Your Notes — Interest Payments” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

There Is No Affiliation between the BLS and Us, and We Are Not Responsible for Any Disclosure by the BLS

The index is currently calculated and published by the Bureau of Labor Statistics of the U.S. Department of Labor, a division of the U.S. federal government. Goldman Sachs is not affiliated with the BLS. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the BLS, which we derived from the BLS website. You, as an investor in your notes, should make your own investigation into the index and the BLS. See “The Index” below for additional information about the index.

The BLS is not involved in the offering of your notes in any way and has no obligation of any sort with respect to your notes. Thus, the BLS has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the level of the index and, therefore, the annual inflation rate.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, subject to any positive and negative adjustments based on the actual interest payments on the notes. As a result of the rules described above, the amount of income that you will accrue during the first two years of your notes will exceed the stated interest that you are scheduled to receive in such period. Conversely, the aggregate amount that you will include in income over the remaining term of your notes (after taking into account any positive or negative adjustments) will be less than the aggregate amount of actual interest payments that you will receive in such years.

This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, underwriting discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

The Index

In this prospectus supplement, when we refer to the “index”, we mean the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with the 1982-1984 average as the base reference period), reported monthly by the BLS (Bureau of Labor Statistics of the U.S. Department of Labor) and published on Bloomberg page “CPURNSA” or any successor or replacement service or page, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the $1,000 face amount.

Stated Maturity Date

The stated maturity date is March 18, 2021. However, if that scheduled day is not a business day, the stated maturity date will instead occur on the next following business day.

Interest Payments

Interest during the fixed rate interest periods will accrue on the outstanding face amount of your notes at the fixed interest rate of 4.00% per annum and will be calculated and paid as described in the accompanying prospectus and accompanying prospectus supplement with regard to fixed rate notes, except that the fixed rate interest payment dates and regular record dates will be those specified in this prospectus supplement.

Calculation of Interest During the Floating Rate Period

For the floating rate interest periods commencing on March 18, 2013 to the stated maturity date:

•	if the annual inflation rate on an interest determination date plus the spread is equal to or greater than the maximum rate, the maximum rate; or
•	if the annual inflation rate on an interest determination date plus the spread is less than the maximum rate but greater than 0%, the annual inflation rate plus the spread of 2.00% per annum; or

•	if the annual inflation rate on an interest determination date plus the spread is equal to or less than 0.00%, you will not receive an interest payment for such period.

The maximum rate is 8.00%. The interest rate during the floating rate period will not be less than 0%.

Interest Payment Dates, Regular Record Dates and Interest Periods

Interest will be paid on your notes on each fixed rate interest payment date, commencing one month from the original issue date, and continuing monthly until March 18, 2013. Interest, if any, will be paid on your notes on each floating rate interest payment date, commencing on April 18, 2013, and continuing monthly until the stated maturity date. If the stated maturity date does not occur on the scheduled day, the interest payment date scheduled to occur on that scheduled day will instead occur on the stated maturity date. However, interest on your notes for the final floating rate interest period, if any, will accrue only up to but excluding the originally scheduled stated maturity date.

The regular record date with respect to any given interest payment date will be one business day prior to such interest payment date. We refer to the period from and including a monthly fixed rate interest payment date (or, with respect to the initial fixed rate interest period, the original issue date) to but excluding the immediately succeeding fixed rate interest payment date (or March 18, 2013 in the case of the last fixed rate interest period) as a fixed rate interest period. We refer to the period from and including a monthly floating rate interest payment date (or, with respect to the initial floating rate interest period, the final fixed rate interest payment date) to but excluding the immediately succeeding floating rate interest payment date (or, in the case of the final floating rate interest period, the stated maturity date) as a floating rate interest period. The interest payment date with respect to any given fixed rate or floating rate interest period, therefore, will be the fixed rate or floating rate interest payment date, as applicable, that immediately follows the last day of such fixed rate or floating rate interest period.

Annual Inflation Rate

The annual inflation rate for each floating rate interest period equals

(CPI(t-3) – CPI(t-15)) / CPI(t-15),

expressed as a percentage,

where CPI(t-3) is the level of the index published for the month that is three months prior to the related floating rate interest payment date and CPI(t-15) is the level of the index published for the month that is 15 months prior to the related floating rate interest payment date.

The index level for any given month equals the level of the index, or successor index, published by the BLS for that month, subject to adjustments as described under “— Discontinuance or Modification of the Index” below.

Discontinuance or Modification of the Index

If the index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the index level and annual inflation rate with respect to the applicable floating rate interest period and any subsequent floating rate interest period by reference to (i) the substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997), or (ii) if no such index is chosen, the substitute index determined by the calculation agent in accordance with general market practice at the time.

If the calculation agent in its sole discretion determines that the index is discontinued or substantially altered and there is no substitute index, or that the index level or annual inflation rate with respect to any floating rate interest period is not available because of any other reason, the calculation agent will determine the index level and annual inflation rate for such floating rate interest period by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index. For the avoidance of doubt, however, if the base reference period of the index is changed to a different year or period and the 1982-1984 base reference period is no longer used, the base reference period for the notes will continue to be the 1982-1984 base reference period as long as the index with the 1982-1984 base reference period continues to be published.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, the annual inflation rate, the regular record dates, the interest payable on each interest payment date, business days, postponement of the stated maturity date, the interest payment amount during the floating rate period, if any, and the payment amount on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered or expect to enter into hedging transactions involving purchases of instruments linked to the index on or before the trade date. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the index. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the index, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index.

THE INDEX

The index is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. The index is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (which we refer to as the “BLS”). The BLS sets the average index level for the base reference period — the 36-month period covering 1982, 1983 and 1984 — equal to 100, and then measures changes in relation to that figure. The index for a particular month is published during the following month.

In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer buying habits or shifts in population distribution or demographics.

Additional information about the index is available on the following website: http://www.bls.gov/cpi/. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Whose buying habits does the index reflect?

The index is published by the BLS for a population group that covers approximately 87 percent of the total U.S. population, which includes almost all residents of urban or metropolitan areas, including professionals, the self-employed, the unemployed, and retired persons, as well as urban wage earners and clerical workers. Not included in the index are the spending patterns of persons living in rural nonmetropolitan areas, farm families, persons in the Armed Forces, and those in institutions, such as prisons and mental hospitals.

What goods and services are covered by the index?

The index represents the majority of goods and services purchased for day to day living by the reference population. The market basket of consumer goods and services is developed from expenditure information provided by families and individuals of what they actually purchased. The BLS classifies all expenditure items into more than 200 categories, arranged into eight major groups. Major groups and examples of categories in each are as follows:

•	Food and beverages: breakfast cereal, milk, coffee, chicken, wine, full service meals and snacks;

•	Housing: rent of primary residence, owners’ equivalent rent, fuel oil and bedroom furniture;

•	Apparel: men’s shirts and sweaters, women’s dresses and jewelry;

•	Transportation: new vehicles, airline fares, gasoline and motor vehicle insurance;

•	Medical care: prescription drugs and medical supplies, physicians’ services, eyeglasses and eye care and hospital services;

•	Recreation: televisions, toys, pets and pet products, sports equipment and admissions;

•	Education and communication: college tuition, postage, telephone services, computer software and accessories; and

•	Other goods and services: tobacco and smoking products, haircuts and other personal services and funeral expenses.

Also included within these major groups are various government-charged user fees, such as water and sewerage charges, auto registration fees, and vehicle tolls. In addition, the index includes taxes that are directly associated with the prices of specific goods and services, such as sales and excise taxes. However, the index excludes taxes not directly associated with the purchase of consumer goods and services, such as income and Social Security taxes. The index also does not include investment items, such as stocks, bonds, real estate, and life insurance. For each of the more than 200 item categories, using statistical procedures, the BLS chooses samples of several hundred specific items within selected business establishments frequented by consumers to represent the thousands of varieties available in the marketplace.

How is price data collected and reviewed?

Each month, data collectors of the BLS visit or call thousands of retail stores, service establishments, rental units and doctors’ offices in 87 urban areas across the United States to obtain information on the prices of about 80,000 items representing a scientifically selected sample of the prices paid by consumers for goods and services. During each call or visit, the data collectors collect price data on a defined good or service. If the selected item is unavailable, or if there have been changes in the quality or quantity of the good or service, the data collector selects a new item and records the quality change. Prices of fuels and a few other items are obtained every month in all 87 locations. Prices of most other commodities and services are collected every month in the three largest geographic areas and every other month in other areas. Data on prices for goods and services are collected from approximately 4,000 housing units and approximately 25,000 retail establishments, which include department stores, supermarkets, hospitals, filling stations, and other types of stores and service establishments.

The recorded information is sent to the national office of the BLS where commodity specialists who have detailed knowledge about the particular goods or services priced review the data. These specialists check the data for accuracy and consistency and make any necessary corrections or adjustments, which can range from an adjustment for a change in the size or quantity of a packaged item to more complex adjustments based upon statistical analysis of the value of an item’s features or quality. Through these adjustments, the BLS tries to prevent changes in the quality of items from affecting the level of the index.

How is the index calculated?

In calculating the index, price changes for the various items in each location where data are gathered are averaged based on their weights, which represent the importance of the relevant item in the spending of the appropriate population group. Local data are then aggregated and converted to an index to show price changes for the United States as a whole. The level of the index is considered final when released.

Will the index be updated or revised?

The index is subject to revision by the BLS. For example, the BLS revises the index to account for changes in consumer buying habits or shifts in population distribution or demographics. In addition, the census conducted every 10 years by the U.S. Census Bureau provides information that BLS may use to revise geographic samples to reflect population distribution and other demographic factors. Also, as a matter of policy, the BLS researches statistical methods to apply to the calculation of the index. Thus, even between major revisions, further update or revisions to the index methodology can be made.

Is the index adjusted for seasonal changes?

The index is not adjusted to remove the effect of seasonal influences which occur at the same time and in about the same magnitude every year, such as price movements resulting from changing weather conditions, production cycles, changeovers of models and holidays. Accordingly, it may be difficult to tell whether changes in the index between any two months reflect changing economic conditions or only normal seasonal patterns. Other indexes published by the BLS are adjusted to eliminate such seasonal influences.

What are some of the limitations of the index?

The index may not be applicable to all population groups and may not reflect the experiences of any specific family or individual. For example, the index is designed to measure the experience with price change of the U.S. urban population and thus may not accurately reflect the experience of people living in rural areas. In addition, the index will not necessarily reflect the experience of an individual whose spending patterns differ from the average spending patterns used in calculating the index. The index is also not a measure of the total change in living costs because the changes in these costs are affected by factors that are excluded from the index, such as social and environmental changes and changes in income taxes.

The index is a measure of prices based on a sample of items, and therefore differs from what the results would be if the actual records of all relevant retail purchases were used to compile the index. These estimating or sampling errors are limitations in the accuracy of the index. The BLS calculates and publishes estimates of the 1-month, 2-month, 6-month and 12-month percent change standard errors annually for the index.

Furthermore, non-sampling errors occur from a variety of sources. Unlike sampling errors, they can cause persistent bias in the measurement of the index. Non-sampling errors are caused by problems of price data collection, logistical lags in conducting surveys, difficulties in defining basic concepts and their operational implementation, and difficulties in handling the problems of quality change. Non-sampling errors can be far more hazardous to the accuracy of a price index than sampling errors.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

The notes should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes, and the discussion below assumes that the notes will be treated as such. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules government contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the state maturity date.

We have determined that the comparable yield for the notes is equal to 5.29% per annum, compounded monthly.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
March 18, 2011 through December 31, 2011	41.63	41.63
January 1, 2012 through December 31, 2012	53.78	95.41
January 1, 2013 through December 31, 2013	54.33	149.74
January 1, 2014 through December 31, 2014	54.51	204.25
January 1, 2015 through December 31, 2015	54.66	258.91
January 1, 2016 through December 31, 2016	54.68	313.59
January 1, 2017 through December 31, 2017	54.50	368.09
January 1, 2018 through December 31, 2018	54.20	422.29
January 1, 2019 through December 31, 2019	53.76	476.05
January 1, 2020 through December 31, 2020	53.29	529.34
January 1, 2021 through March 18, 2021	11.47	540.81

In addition, we have determined the projected payments for your notes are as follows:

Taxable Year	Payment on January 18th	Payment on February 18th	Payment on March 18th	Payment on April 18th	Payment on May 18th	Payment on June 18th	Payment on July 18th	Payment on August 18th	Payment on September 18th	Payment on October 18th	Payment on November 18th	Payment on December 18th
2011			3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33
2012	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33	3.33
2013	3.33	3.33	3.33	4.43	4.41	4.39	4.38	4.36	4.34	4.33	4.31	4.30
2014	4.28	4.27	4.26	4.26	4.26	4.26	4.26	4.27	4.27	4.27	4.27	4.28
2015	4.28	4.28	4.29	4.31	4.34	4.37	4.39	4.42	4.45	4.47	4.50	4.53
2016	4.55	4.58	4.61	4.63	4.66	4.68	4.71	4.73	4.75	4.78	4.80	4.82
2017	4.85	4.87	4.89	4.91	4.92	4.93	4.94	4.96	4.97	4.99	5.00	5.02
2018	5.03	5.05	5.06	5.07	5.08	5.09	5.10	5.11	5.12	5.13	5.14	5.15
2019	5.16	5.17	5.18	5.19	5.20	5.21	5.22	5.23	5.24	5.24	5.25	5.26
2020	5.27	5.28	5.28	5.28	5.27	5.26	5.25	5.24	5.22	5.21	5.20	5.19
2021	5.17	5.16	5.16

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If, during any taxable year, the actual payments with respect to the notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the notes are less than the amount of projected payment for that taxable year, you will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

As a result of the rules described above, because the projected payments for the first two years of the term of the note will be less than the amount that you will be required to accrue in income in such years based on the comparable yield for the note, the amount of income that you will accrue in such period will exceed the stated interest that you are scheduled to receive in such period. Similarly, because the aggregate amount of the projected payments for the remainder of the term of the note will exceed the aggregate amount that you will be required to accrue in income based on the comparable yield for the note for such years, the aggregate amount that you will include in income in such years (after taking into account any positive or negative adjustments) will be less than the aggregate amount of interest payments that you will receive in such years.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

Furthermore, it is possible that any Form 1099-OID you receive in respect of the notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

The adjusted issue price of your notes will equal your notes’ original price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, decreased by the amount of the fixed interest payments and the projected payments that were previously projected to be made with respect to your notes. The original issue price of your notes is equal to the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield for your notes), decreased by the amount of the fixed interest payments and the amount of the projected payments that you were projected to receive with respect to your notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes. Under the foregoing rules, because the amount that will be deemed to accrue pursuant to the comparable yield accrual schedule will exceed the fixed interest payments for the first two years, the adjusted issue price and your adjusted basis in the notes will increase by the excess of such accrual over such fixed payments. Similarly, in subsequent years, the adjusted issue price and your adjusted basis in the notes will be decreased by the excess of the aggregate amount of projected payments in such years over the aggregate amount deemed to be accrued pursuant to the comparable yield accrual schedule.

Any gain you recognize upon the sale, exchange, redemption or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include any interest that you include in from the notes in respect of either: (i) current accruals based on the comparable yield or (ii) gain recognized upon the sale or maturity of your notes, unless such interest is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation —Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts

(prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of 2.20% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $62,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Page

Summary Information	S-2
Historical Levels of the Index and Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-18
The Index	S-19
Supplemental Discussion of Federal Income Tax Consequences	S-22
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Conflicts of Interest	S-30

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$8,000,000

The Goldman Sachs Group, Inc.

Fixed and Floating Rate Notes due 2021

Medium-Term Notes,

Series D

Goldman, Sachs & Co.